SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Telocation Reports its Financial Results for Q2/2006
—	Net income increased to $665 thousand
—	EBITDA improved to $3.0 million

Givatayim, Israel - September 5th, 2006. Pointer Telocation Ltd. (Nasdaq Capital Markets: PNTR), a leading provider of services to insurance companies and car owners, including road-side assistance, towing and stolen vehicle retrieval services in Israel, Argentina and Mexico, reported its financial results for the second quarter of 2006.

Financial Highlights:

Revenues: Pointer’s revenues for the second quarter of 2006 were $10.1 million compared to $10.2 million, in the comparable period in 2005. Revenues for the first six months of 2006 increased 18.9% to $19.8 million, compared with $16.7 million in the same period of 2005. The increase in revenues in the first six months of 2006 as compared to the comparable period in 2005 is mainly attributable to the fact that revenues in the first six months of 2005 included only four months of revenues derived from the acquisition of the road-side assistance and towing business of Shagrir Towing Services completed on February 28, 2005.

Pointer’s revenues from services in Q2 2006 and the first six months of 2006 were 78.5% and 79.1%, respectively, of total revenues, as compared with 79.2% and 73.3%, respectively, in the comparable periods in 2005.

Gross Profit: For the second quarter of 2006, gross profit was $3.6 million as compared to $3.7 million in Q2 2005. For the first six months of 2006, gross profit improved 21.0% to $7.3 million as compared to $6.0 million in the same period in 2005. As a percentage of revenues, gross margins was 35.9% and 36.7%, respectively, in Q2 2006 and the first six months of 2006, as compared to 36.6% and 36.0% in the comparable periods in 2005.

Operating Profit (loss): Pointer’s operating profit increased 232% to $1.7 million in Q2 2006, compared to $508 thousand for the same quarter of 2005. In the first six months of 2006 Pointer recorded a $2.7 million operating profit, compared to an operating loss of $863 thousand for the comparable period of 2005. The improvement in operating profits includes a one time net income of $1.3 million associated with an agreement signed with a Latin American customer, offset by a $350 thousand impairment of long-lived assets.

Net Profit: Pointer improved its bottom-line results recording a net profit of $665 thousand or $0.22 per share in the second quarter of 2006, as compared to a net loss of $476 thousand or $(0.19) per share in the second quarter of 2005. For the first six months of 2006 Pointer recorded a net profit of $686 thousand or $0.24 per share as compared to a net loss of $2.4 million or $(1.07) per share in the comparable period of 2005. During this quarter Pointer continued to consolidate 100% of the net profit of its Israeli subsidiary Shagrir Motor Vehicle Systems, although its current holding is 56.6%. Pointer’s management expects to consolidate Shagrir’s results based on actual holdings, from the fourth quarter of 2006.

EBITDA: Pointer’s EBITDA improved to $3.0 million in the second quarter of 2006, as compared to $2.2 million in the second quarter of 2005. In the first six months of 2006 EBITDA improved to $5.2 million as compared to $1.9 million in the same period in 2005.

Total Shareholder’s Equity increased during the quarter of 2006 to $14.8 million, which included additional exercise of warrants.

Danny Stern, CEO, said: “We are pleased with our financial results, reflecting the strength of our business model. We continue to intensify business development, marketing and product development. During the second quarter we introduced to our international markets a range of services, based on cellular applications. This will allow us to provide nationwide coverage as well as to provide additional mobile resources management (MRM) services in the countries we operate in”

Conference Call Information:

Pointer’s management will host two conference calls with the investment community today, September 5th, in Hebrew at 15:30 Israel time and in English at 9:30 EST.

To listen to the conference calls, please dial:

From the US: 1-866-229-7198

From Israel: 03-9180609

A replay of the conference call will be available through Sep 6th, 2006 on the Company’s website at www.pointer.com.

About Pointer Telocation:

Pointer Telocation Ltd www.pointer.com provides range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30, 2006	December 31, 2005
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,486	$1,696
Trade receivables	7,417	6,576
Other accounts receivable and prepaid expenses	713	505
Inventories	1,413	1,389

Total current assets	13,029	10,166

LONG-TERM ASSETS:
Long-term accounts receivable	196	219
Severance pay fund	3,324	2,989
Property and equipment, net	6,565	7,319
Goodwill	38,059	36,924
Other intangible assets, net	8,986	9,597

Total long-term assets	57,130	57,048

Total assets	$70,159	$67,214

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	June 30, 2006	December 31, 2005
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$10,630	$9,949
Trade payables	4,349	3,904
Deferred revenues and customer advances	7,995	6,477
Other accounts payable and accrued expenses	3,669	3,835

Total current liabilities	26,643	24,165

LONG-TERM LIABILITIES:
Long-term loans from banks	15,062	16,211
Long-term loans from shareholders and others	9,389	12,082
Accrued severance pay	4,290	3,951

Total long-term liabilities	28,741	32,244

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 3 par value:
Authorized :8,000,000 shares at June 30, 2006 and December 31,
2005; Issued and outstanding: 3,095,124 and 2,479,020 shares at
June 30, 2006 and December 31, 2005, respectively	2,076	1,680
Additional paid-in capital	103,091	100,707
Deferred stock-based compensation	-	(1)
Accumulated other comprehensive loss	(635)	(1,138)
Accumulated deficit	(89,757)	(90,443)

Total shareholders' equity	14,775	10,805

Total liabilities and shareholders' equity	$70,159	$67,214

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2005
	2006	2005	2006	2005
	Unaudited

Revenues:
Products	$4,132	$4,447	$2,180	$2,109	$8,856
Services	15,662	12,206	7,937	8,051	28,108

Total revenues	19,794	16,653	10,117	10,160	36,964

Cost of revenues:
Products	2,482	3,076	1,210	1,304	5,727
Services	10,051	7,578	5,273	5,140	17,587

Total cost of revenues	12,533	10,654	6,483	6,444	23,314

Gross profit	7,261	5,999	3,634	3,716	13,650

Operating expenses:
Research and development, net	544	439	288	232	892
Selling and marketing	1,789	1,930	978	971	3,693
General and administrative	2,275	3,173	1,152	1,248	5,644
Amortization of intangible assets	930	1,320	471	757	2,462

Total operating expenses	5,538	6,862	2,889	3,208	12,691

Other income, net	(1,292)	-	(1,292)	-	-
Impairment of long-lived assets	350	-	350	-	-

Operating income (loss)	2,665	(863)	1,687	508	959
Financial expenses, net	1,581	1,592	803	1,091	4,027
Other income (expenses), net	(5)	94	(11)	107	341

Income (loss) before taxes on
income	1,079	(2,361)	873	(476)	(2,727)
Taxes on income	393	-	208	-	-

Net income (loss )	$686	$(2,361)	$665	$(476)	$(2,727)

Basic and diluted net earnings
(loss) per share	$0.24	$(1.07)	$0.22	$(0.19)	$(1.17)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2005	1,704,505	$1,145	$94,127	$(117)	$(353)	$(87,716)		$7,086
Issuance of shares and warrants, net	722,587	500	6,391	-	-	-		214
Deferred stock-based compensation	-	-	10	(10)	-	-		-
Amortization of deferred stock-based compensation	-	-	-	126	-	-		126
Exercise of warrants and stock options	51,928	35	179	-	-	-		6,891
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	(785)	-	$(785)	(785)
Net loss	-	-	-	-	-	(2,727)	(2,727)	(2,727)

Total comprehensive loss							$(3,512)

Balance as of December 31, 2005	2,479,020	1,680	100,707	(1)	(1,138)	(90,443)		10,805
Deferred stock-based compensation	-	-	(1)	1	-	-		-
Amortization of deferred stock-based compensation	-	-	69	-	-	-		69
Exercise of warrants and options	616,104	396	2,316	-	-	-		2,712
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-	503	-	$503	503
Net income	-	-	-	-	-	686	686	686

Total comprehensive income							$1,189

Balance as of June 30, 2006 (unaudited)	3,095,124	$2,076	$103,091	$-	$(635)	$(89,757)		$14,775

Balance as of January 1, 2005	1,704,505	$1,145	$94,127	$(117)	$(353)	$(87,716)		$7,086
Issuance of shares, warrants and options, net	722,587	500	6,391	-	-	-		6,891
Deferred stock-based compensation	-	-	10	(10)	-	-		-
Amortization of deferred stock-based compensation	-	-	-	114	-	-		114
Exercise of warrants	31,818	22	118	-	-	-		140
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	(870)		$(870)	(870)
Net loss	-	-	-	-	-	(2,361)	(2,361)	(2,361)

Total comprehensive loss							$(3,231)

Balance as of June 30, 2005 (unaudited)	2,458,910	$1,667	$100,646	$(13)	$(1,223)	$(90,077)		$11,000

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of April 1, 2006 (unaudited)	2,969,938	$1,995	$102,587	$-	$(1,284)	$(90,422)		$12,876
Amortization of deferred stock-based compensation	-	-	34	-	-	-		34
Exercise of warrants	125,186	81	470	-	-	-		551
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-	649	-	$649	649
Net income	-	-	-	-	-	665	665	665

Total comprehensive income							$1,314

Balance as of June 30, 2006 (unaudited)	3,095,124	$2,076	$103,091	$-	$(635)	$(89,757)		$14,775

Balance as of April 1, 2005 (unaudited)	2,450,609	$1,661	$100,573	$(67)	$(501)	$(89,601)		$12,065
Issuance of shares, warrants and options, net	8,301	6	63	-	-	-		69
Deferred stock compensation	-	-	10	(10)	-	-		-
Amortization of deferred stock-based compensation	-	-	-	64	-	-		64
Comprehensive loss:
Foreign currency translation adjustments	-	-	-	-	(722)	-	$(722)	(722)
Net loss	-	-	-	-	-	(476)	(476)	(476)

Total comprehensive loss							$(1,198)

Balance as of June 30, 2005 (unaudited)	2,458,910	$1,667	$100,646	$(13)	$(1,223)	$(90,077)		$11,000

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2005
	2006	2005	2006	2005
	Unaudited

Cash flows from operating activities:
Net income (loss)	$686	$(2,361)	$665	$(476)	$(2,727)
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Depreciation and amortization	2,351	2,568	1,070	1,645	4,997
Accrued interest and exchange rate
changes of convertible debenture and
long-term loans	382	712	212	464	1,961
Accrued severance pay, net	(23)	599	79	65	484
Loss (gain) from sale of property and
equipment, net	74	(117)	212	(109)	(299)
Gain from realization of investment in
subsidiary, net	-	-	-	-	(359)
Amortization of deferred stock-based
compensation	69	114	34	64	126
Decrease (increase) in trade receivables,
net	(609)	3,915	1,375	2,254	2,581
Decrease (increase) in other accounts
receivable and prepaid expenses	(152)	(232)	287	(505)	2,301
Decrease (increase) in inventories	55	(83)	(265)	(225)	(144)
Write-off of inventories	69	169	69	22	199
Decrease (increase) in other long-term
accounts receivable	51	(34)	42	55	(20)
Increase (decrease) in trade payables	285	242	53	(426)	(359)
Increase (decrease) in other accounts
payable and accrued expenses	1,003	(1,623)	(405)	411	(2,962)

Net cash provided by operating activities	4,241	3,869	3,428	3,239	5,779

Cash flows from investing activities:
Purchase of property and equipment	(874)	(1,131)	(438)	(1,078)	(2,020)
Proceeds from short-term bank deposits	-	15	-	15	15
Proceeds from sale of property and equipment	426	194	210	148	519
Proceeds form realization of investment in
subsidiary	-	-	-	-	6,241
Acquisition of activities and assets of
Shagrir Towing Services Ltd. and Shagrir
(1985) Ltd. (a)	-	(43,498)	-	-	(43,847)

Net cash used in investing activities	(448)	(44,420)	(228)	(915)	(39,092)

Cash flows from financing activities:
Receipt of long-term loans from banks	-	16,066	-	-	16,066
Repayment of long-term loans from banks	(1,227)	(273)	(833)	(54)	(2,035)
Receipt of long-term loans from shareholders
and others	131	20,938	36	57	21,136
Repayment of long-term loans from others	(2,997)	-	(2,476)	-	(6,241)
Proceeds from issuance of shares and exercise
of options and warrants, net	2,712	6,104	551	70	6,176
Short-term bank credit, net	(592)	(368)	434	(2,040)	(401)

Net cash provided by (used in) financing
activities	(1,973)	42,467	(2,288)	(1,967)	34,701

Effect of exchange rate on cash and cash
equivalents	(30)	52	(55)	42	233

Increase in cash and cash equivalents	1,790	1,968	857	399	1,621
Cash and cash equivalents at beginning of
period	1,696	75	2,629	1,644	75

Cash and cash equivalents at end of period	$3,486	$2,043	$3,486	$2,043	$1,696

Supplemental disclosure of cash flow transaction:
Cash paid during the year for interest	$1,448	$663	$810	$497	$1,200

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31, 2005
	2006	2005	2006	2005
	Unaudited

(a) Acquisition of activities and assets
of Shagrir Towing Services ltd
And Shagrir (1985) Ltd.

Fair value of assets acquired and
liabilities assumed at date of
acquisition:

Working capital	$-	$4,917	$-	$-	$4,568
Property and equipment	-	(5,760)	-	-	(5,760)
Customer list	-	(8,558)	-	-	(8,558)
Brand name	-	(1,920)	-	-	(1,920)
Goodwill	-	(31,652)	-	-	(31,652)
Long-term loan	-	(1,175)	-	-	(1,175)
Accrued severance pay, net	-	6	-	-	6

	-	(44,142)	-	-	(44,491)
Fair value of shares, options and
warrants issued	-	644	-	-	644

	$-	$(43,498)	$-	$-	$(43,847)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: September 6, 2006